FIERA CAPITAL SERIES TRUST
375 Park Avenue, 8th Floor
New York, NY 10152

July 25, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549
Attn: Ms. Alison White

Re:
Fiera Capital Series Trust (the “Trust”)
Post-Effective Amendment No. 16 to the Trust’s Registration Statement
File Nos. 333-215049 and 811-23220
on behalf of Fiera Capital Equity Allocation Fund (the “Fund”)

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The purpose of the Amendment was to amend the initial Registration Statement concerning the Fund filed on May 15, 2018.

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on July 16, 2018 (accession no. 0001140361-18-032626).  The Amendment is being withdrawn because the initial filing was materially complete and did not require an Amendment pursuant to Rule 485(a) under the Act. No securities have been issued or sold in connection with the Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact Andrew Friedman at (212) 715-9147.

Thank you for your assistance in this matter.

Sincerely,

/s/ Benjamin Thompson
Benjamin Thompson
Principal Executive Officer